EXHIBIT 21.1

SUBSIDIARIES OF FIBERNET TELECOM GROUP, INC.

The direct and indirect subsidiaries of the registrant are as follows:

1.	FiberNet Operations, Inc., a Delaware corporation

2.	Devnet L.L.C., a Delaware limited liability company

3.	FiberNet Telecom, Inc., a Delaware corporation

4.	Local Fiber, LLC, a New York limited liability company

5.	FiberNet Equal Access, L.L.C., a New York limited liability company

6.	Availius, LLC, a New York limited liability company